NAM TAI ELECTRONICS, INC.
2nd FLOOR, 116 MAIN STREET, ROAD TOWN, BRITISH VIRGIN ISLANDS
TEL: (284) 494 7752 FAX: (287) 494 3739 CORPORATE WEBSITE: http://www.namtai.com



Our Ref.: NTEI/CSF062601

26 June 2006                                         BY FAX NO. (1-202) 772-9218

Securities and Exchange Commission (the "Commission")
Washington D.C. 20549
U. S. A.

Attn:  Ms. Kate Tillan
           Assistant Chief Accountant

Dear Madam,

Re:      Nam Tai Electronics, Inc. (the "Company")
         Form 20-F for the year ended December 31, 2005
         Filed March 15, 2006
         File No. 001-31583

We refer to your letter dated June 14, 2006. We have responded to all of the Staff's comments either by providing an explanation or providing supplemental information as requested. We will make the proposed amendments in our future filings. Our answers to the Staff's comments are as follows (which have been retyped herein in bold face for your ease of reference):


     Item 15. Control and Procedures, page 75

     3.   Please refer to prior comment 3. We note your proposed disclosure that your "...... chief Executive Officer and Chief Financial Officer concluded that, as of that date, [y]our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in [y]our reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required." Please respond to the following comments:

               Please clearly disclose the date of management's evaluation in future filings. As a foreign private issuer, you must evaluate the effectiveness of your disclosure controls and procedures as of the end of each fiscal year. Refer to Rules 13a-15(b)(1) and 15d-15b(1) of Exchange Act.

               The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule13a-15(e) . That is, clarify whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports your file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that it is accumulated and

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               communicated to management, including your Chief Executive
               Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

          Company's answer:

          We respectfully advise the Staff that we will clearly disclose the date of management's evaluation in future filings and will take into account of Rule 13a-15(b)(1) and Rule 13a-15(e) of the Exchange to make our future filing in respect of the effectiveness of the disclosure controls and procedures of the Company. Our future filings will be revised to state as follows:-

          "We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act of 1934), as amended (the "Act", is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 200X. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective."

We hereby acknowledge that the Company is responsible for the adequacy of the disclosures in the filings, that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,
For and on behalf of
Nam Tai Electronics, Inc.

/s/ Patinda Lei

Patinda Lei
Chief Financial Officer
Chief Executive Officer


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